October 21, 2008

Mail Stop 6010

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

>   **Re: Lantis Laser Inc.**
>   **Amendment No. 5 to Form SB-2 on Form S-1**
>   **Filed October 8, 2008**
>   **File No. 333-146331**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Uncertainties, page 6

1.   We note the change in timing of your FDA application from September to *November*. We also note your disclosure in this risk factor that a delay until *October* is not expected to have a significant effect on your timing for commercial availability. In an appropriate section of your document, please disclose the reasons for the additional delay. Also, with a view toward disclosure, please tell us whether the disclosed March 2009 commercial introduction remains reasonable or is now an aggressive target.

Our Business, page 13

2.   With a view toward disclosure, please tell us whether you have satisfied the
        October 8, 2008 deadline mentioned in section 1 of exhibit 10.15. If so, please
        tell us how your obligation to purchase 1,000 engines mentioned in section 1 is
        consistent with your disclosure on page 23 that you have no plans to make any
        significant purchases of equipment.

Licenses and Patents, page 16

3.   Please reconcile the funding obligation in section 10.5 of exhibit 10.16 with your
        disclosure that you have allocated no funds toward the development of the
        technology.

Management's Discussion and Analysis, page 22

4.   We note your revisions in response to prior comment 7; however, by identifying
        all elements of your professional, consulting and marketing costs in one
        parenthetical phrase, it is unclear which element was the significant reason for the
        increase in the period presented and why that element increased. Please expand
        your disclosure accordingly.

Recent Sales of Unregistered Securities, page II-2

5.   Your response to prior comment 13 regarding pending settlements does not
        address the disclosure concerns in the comment. Therefore, we reissue the
        comment, including the request for copies of the complaints.

6.   We note your response to prior comment 15. It appears that Section 6(l) of
        Exhibit 10.12 addresses the transferability of the common shares issued in the
        September 2006 private placement and Section III of Exhibit 10.13 addresses the
        transferability of the senior convertible notes issued in the May 2007 private
        placement, but neither of these agreements appears to address the transferability
        of the warrants issued in those private placements. In addition, section 2 of
        Exhibits 4.3 and 4.5 details how warrant holders can transfer the warrants.
        Accordingly, please expand your response to tell us in greater detail how you will

ensure that no warrant can be transferred to an innocent purchaser who is not aware of the restrictions you mention in your response. Also include in your response how you will ensure that the subsequent purchaser of the warrant will be eligible to participate in your ongoing unregistered offer and sale of the securities underlying the warrant.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ernest M. Stern, Esq.— Seyfarth Shaw LLP